Shareholder meeting

The Fund held a Special Meeting of Shareholders on April 6, 2017. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between Active Bond Fund and John Hancock Bond Fund

THE PROPOSAL PASSED ON April 6, 2017.

For	Against	Abstain
204,967,523.335	0	0